Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

September 18, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Handheld Entertainment, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Initially Filed August 14, 2007
File No. 1-32985

Dear Mr. Owings:

Reference is made to the letter dated September 13, 2007 (the “Comment Letter”), to Handheld Entertainment, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Consent Statement”) filed by the Company on August 14, 2007 with the Securities and Exchange Commission (the “Commission”).

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Handheld Entertainment, Inc.

By: /s/ William J. Bush
William J. Bush, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)